UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number 001-35298

OCEAN RIG UDW INC.

c/o Maples Corporate Services Limited

P.O. Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Ocean Rig UDW Inc., dated February 6, 2016: Ocean Rig UDW Inc. Announces the Day of its 2017 Annual General Meeting of Shareholders, the Relocation of its Principal Executive Offices, Appointment of New Officers and Directors and the Amendment of the Existing Agreement with TMS Offshore

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: February 10, 2017	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

OCEAN RIG UDW INC. ANNOUNCES THE DAY OF ITS 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS, THE RELOCATION OF ITS PRINCIPAL EXECUTIVE OFFICES, APPOINTMENT OF NEW OFFICERS AND DIRECTORS AND THE AMENDMENT OF THE EXISTING AGREEMENT WITH TMS OFFSHORE

Grand Cayman, Cayman Islands – February  6, 2017 – Ocean Rig UDW Inc. (NASDAQ: ORIG) (the “Company” or “Ocean Rig”), a global provider of offshore deepwater drilling services, today announced that:

2017 Annual General Meeting of Shareholders

The Company’s 2017 Annual General Meeting of Shareholders (the “Annual Meeting”) will be held at the Company’s offices located at 3rd Floor Flagship Building, Harbour Drive, Grand Cayman, Cayman Islands on Monday, April 24, 2017 at 9:00am, local time.

The Company’s Board of Directors has fixed the close of business on Wednesday, March 15, 2017 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournments or postponements thereof.

Formal notice of the Annual Meeting and the Company’s proxy statement are expected to be sent to shareholders on or about Monday, April 3, 2017.

Relocation of Principal Executive Offices

The Company and certain of its subsidiaries, namely Drill Rigs Holdings Inc., Drillships Financing Holding Inc. and Drillships Ocean Ventures Inc. have relocated their principal executive offices and principal place of business to the Cayman Islands.

Our new address, for all notices and communication, including for purposes of the Financing Documents1 is as follows:

Physical address and address for package

c/o Ocean Rig Cayman Management Services SEZC Limited

3rd Floor Flagship Building

Harbour Drive, Grand Cayman, Cayman Islands

Telephone:  +1 345 327 9232

Email:  ocrcayman@ocean-rig.com

P.O. Box for ordinary mail:

c/o Ocean Rig Cayman Management Services SEZC Limited

P.O. Box 309, Ugland House

South Church Street, George Town

Grand Cayman, KY1-1104, Cayman Islands

________________________________

(1) The Financing Documents are comprised of (i) the Indenture dated as of September 20, 2012 among Drill Rigs Holdings Inc., as issuer, the Company, as a guarantor, the other guarantors party thereto, U.S. Bank National Association, as trustee, and Deutsche Bank Trust Company Americas (“DTCA”), as collateral agent, registrar and paying agent governing the 6.5% Senior Secured Notes due 2017; (ii) the Indenture dated as of March 26, 2014 between the Company, as issuer, and DTCA, as trustee governing the 7.25% Senior Unsecured Notes due 2019; (iii) the Credit Agreement dated as of July 12, 2013 among Drillships Financing Holding Inc. and  Drillships Projects Inc. as co-borrowers, the Company, various lenders and Deutsche Bank AG New York Branch (“DBNY”) as administrative agent and pari passu collateral agent; and (iv) the Credit Agreement dated as of July 25, 2014 among Drillships Ocean Ventures Inc. and Drillships Ventures Projects Inc. as co-borrowers, the Company, various lenders and DBNY as administrative agent and pari passu collateral agent.

Appointment of New Officers and Directors

Mr. Anthony Kandylidis, currently serving as our President has been appointed to also serve as Chief Financial Officer of the Company as of December 16, 2016.

Mr. Dimitris Koukoulas has been appointed as Executive Vice President of the Company as of December 16, 2016. Prior to joining Ocean Rig, Mr. Koukoulas served in various positions with ship management entities controlled by Mr. George Economou since 2005, prior to which he was the Technical Manager of Oceanbulk Maritime SA. Mr. Koukoulas has over 30 years of experience in the shipping industry and shipbuilding projects out of which 25 years in managerial positions in the technical management field of bulk carriers, general cargo ships, containers, multi-purpose ships and offshore support vessels, including six years of experience in the marine repairs field in Houston, USA. Mr. Koukoulas holds a BSc degree in Mechanical Engineering from the University of Toledo, Ohio. He is a member of the ASME and the Hellenic Technical Committees of Bureau Veritas, Class NK, CCS, DNV GL, KRS and Lloyd’s Register.

Mr. Iraklis Sbarounis has been appointed as Vice President Business Development of the Company as of December 16, 2016 and Secretary of the Company as of February 3, 2017. Prior to that he held the position of Business Development Director. Prior to joining Ocean Rig, he held various positions with shipping entities controlled by Mr. George Economou, dealing with commercial, investment, and corporate finance matters, on the shipping and offshore sectors. He started his career in investment banking with BNP Paribas. Mr Sbarounis holds a B.S. degree in Management Science from the Massachusetts Institute of Technology (MIT) and a M.Sc. degree in Finance and Economics from the London School of Economics and Political Science (LSE).

The position of Senior Vice President of Finance and Accounting has been discontinued since December 16, 2016.

Mr. Michael Pearson was appointed to the Board of the Company as of February 3, 2017. Mr Pearson is based in the Cayman Islands. He is a chartered accountant and insolvency practitioner by background having commenced his career at Arthur Andersen. He moved to the Cayman Islands in 2008 from where he currently acts as an independent director to a number of listed and private entities and investment funds undertaking financial and operational turn arounds and wind downs. The Company’s board of directors has determined that Mr. Pearson is considered to be an independent director, under the NASDAQ rules.

Following Mr. Pearson’s appointment our Board of Directors now comprises of six directors, four of whom are considered independent under the NASDAQ rules.

Amendment of the Existing Agreement with TMS Offshore

As of January 2017, TMS Offshore, a company controlled by our Chairman and Chief Executive Officer, will provide additional services to the Company and certain services previously provided by Azara and Basset, companies controlled by our Chairman and Chief Executive Officer and our President and Chief Financial Officer respectively, have been terminated.

About Ocean Rig

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry.

Ocean Rig’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “ORIG.”

Visit the Company’s website at www.ocean-rig.com

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: oceanrig@capitallink.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation. Forward-looking statements relate to Ocean Rig’s expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “seek,” and similar expressions.

Forward-looking statements reflect Ocean Rig’s current views and assumptions with respect to future events and are subject to risks and uncertainties. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Ocean Rig’s records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig’s control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward- looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity process and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships; (ii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) newbuildings, upgrades, and shipyard and other capital projects; (iv) changes in laws and governmental regulations, particularly with respect to environmental matters; (v) the availability of competing offshore drilling vessels; (vi) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vii) the performance of our rigs; (viii) our ability to procure or have access to financing and our ability comply with our loan covenants; (ix) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in 11 the future (x) our ability to successfully employ our drilling units; (xi) our capital expenditures, including the timing and cost of completion of capital projects; (xii) our revenues and expenses; (xiii) complications associated with repairing and replacing equipment in remote locations; and (xiv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks and uncertainties are further described in reports filed by Ocean Rig UDW Inc. with the U.S. Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F.